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KENNETH E. YOUNG ken.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

August 22, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ashley Vroman-Lee

Re:	AB Private Credit Investors Corporation (File No. 814-01196)

Dear Ms. Vroman-Lee:

On behalf of AB Private Credit Investors Corporation (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) to the Fund on August 7, 2019 regarding the Fund’s Preliminary Proxy Statement, filed with the Commission on August 5, 2019 (the “Preliminary Proxy Statement”). This response letter, together with the Definitive Proxy Statement filed with the Commission on the date of this response letter (the “Definitive Proxy Statement”), sets forth the Fund’s responses to the staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the staff’s comments are presented in bold, italicized text, and each comment is followed by the Fund’s response. Page numbers noted below refer to the page numbers of the Preliminary Proxy Statement.

Cover page

1.    In accordance with Rule 14a-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), please confirm that the Definitive Proxy Statement will include the date on which it is intended to be released to the Fund’s stockholders.

Response:    The Fund acknowledges the staff’s comment and confirms that page 3 of the Preliminary Proxy Statement includes the following disclosure, which has been finalized in in the Definitive Proxy Statement:

The Fund’s proxy materials for the Annual Meeting, including, this proxy statement, the Notice of 2019 Annual Meeting of Stockholders, which we refer to

August 22, 2019 Page 2

as the “Notice of Annual Meeting,” and the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which we refer to as the “Annual Report,” as filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” on April 1, 2019, were first sent or made available to stockholders on or about August 26, 2019.

Quorum; Adjournments, page 5

2.    Please clarify the following disclosure: “Any business that might have been transacted at the Annual Meeting as originally noticed may be transacted at any adjourned meeting(s) at which a quorum is present.”

Response:    The Fund acknowledges the staff’s comment and has clarified the relevant disclosure in the Definitive Proxy Statement. We note that this disclosure is consistent with Section 6 of Article II of the Fund’s bylaws, which provides that “[i]f a [stockholder] meeting is adjourned and a quorum is present at such adjournment, any business may be transacted which might have been transacted at the meeting as originally notified.”

Board of Directors and Executive Officers, page 8

3.    In accordance with Item 22(b) of Rule 14a-101 under the Exchange Act, please include tabular disclosure regarding each director’s principal occupation during the past five years and any other directorships held by such director.

Response:    The Fund acknowledges the staff’s comment and has included the relevant disclosure in the Definitive Proxy Statement.

Proposal No. 2 – Approval of a New Investment Advisory Agreement, page 18

4.    Please disclose in the Definitive Proxy Statement the conditions to the safe harbor contained in Section 15(f)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), that, if satisfied, permit the investment adviser of a registered investment company to receive any amount or benefit in connection with a sale of securities or other interest in the investment adviser which results in an assignment of an investment advisory contract with such company. If this safe harbor will not be relied upon, please explain, including why this would not be a breach of the investment adviser’s fiduciary duties under Section 36 of the 1940 Act.

Response:    The Fund acknowledges the staff’s comment and notes that Section 15(f) of the 1940 Act is a safe harbor that permits an adviser to a fund to receive any amount or benefit in

August 22, 2019 Page 3

connection with a sale of interests in the adviser which causes the assignment of the adviser’s contract with the fund, provided that two conditions are met. The first condition requires that, during the three-year period immediately following the transaction, at least 75% of the fund’s board of directors must not be “interested persons” of the adviser within the meaning of the 1940 Act. The second condition requires that no “unfair burden” be imposed on the fund as a result of the transaction. Section 15(f)(4) provides that the first condition does not apply to a transaction in which a controlling block of interests in the adviser is distributed to the public and in which there is, in fact, no change in the identity of the persons who control such adviser.

As disclosed in the Preliminary Proxy Statement, Section 15(f) may not apply to AXA S.A.’s plan to divest its remaining ownership interest in AXA Equitable Holdings, Inc. (“AXA Equitable”) over time in one or more transactions (the “Plan”) because it is not clear that the Plan will result in an assignment of the existing advisory agreement. However, in order to ensure that the existing investment advisory services can continue uninterrupted, the Fund’s board of directors has approved a new investment advisory agreement with the adviser and is asking the Fund’s stockholders to approve it.

Assuming that implementation of the Plan would result in the application of Section 15(f), the first condition of Section 15(f) described above will not be satisfied because two of the five members of the Fund’s board of directors are “interested persons” of the adviser. However, as a result of Section 15(f)(4), the first condition does not apply to the Plan because, as disclosed in the Preliminary Proxy Statement, the Plan contemplates that the shares of common stock of AXA Equitable will be sold into the public market and there will be no change in the identity of the persons who control the adviser as a result of the Plan. The Fund has included disclosure to this effect in the Definitive Proxy Statement.

5.    In accordance with Item 22(c)(1) of Rule 14a-101 under the Exchange Act, please disclose the date on which the Fund’s existing investment advisory agreement was last submitted to a vote of the Fund’s stockholders and the rate of compensation of the investment adviser.

Response:    The Fund acknowledges the staff’s comment and has revised the relevant disclosure in the Definitive Proxy Statement.

Proposal No. 3 – Ratification of Appointment of Independent Registered Public Accounting Firm, page 24

6.    Please explain why the audit fees of PricewaterhouseCoopers LLP increased from $80,000 for the fiscal year 2017 to $245,000 for the fiscal year 2018.

August 22, 2019 Page 4

Response:    The Fund acknowledges the staff’s comment and notes that the Fund commenced operations on November 15, 2017 and has grown the total assets of the Fund from $48.0 million as of December 31, 2017 to $154.0 million as of December 31, 2018. The increase in the audit fees reflects the growth of the Fund during its ramp-up phase since commencement of operations. The Fund has included disclosure in the Definitive Proxy Statement to describe the reason for the increase in the audit fees from fiscal 2017 to fiscal 2018.

* * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988, David Harris at (202) 261-3385 or Michael Darby at (215) 994-2088.

Sincerely,

Kenneth E. Young

KEY/MSD

Cc:

J. Brent Humphries

Wesley Raper

Richard Strohmenger

AB Private Credit Investors Corporation

David J. Harris

Michael S. Darby

Dechert LLP